UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       SVILAR, DANIEL P.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
     APRIL  2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   ASSISTANT SECRETARY AND GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON S|04/28/|J   | |27,054 (a)        |D  |NIL        |92,522             |D (b) |                           |
TOCK                       |00    |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |55,850             |D (c) |                           |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON S|04/28/|J   | |27,054            |A  |NIL        |27,054             |I (d) |By Wife                    |
TOCK                       |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |1,000              |I (e) |Custodial                  |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |125,556            |I (f) |By Plateau                 |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |175,000            |I (g) |By SGMC                    |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |512,359            |I (h) |By Crested                 |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |5,000              |I (i) |By Svilar, Inc.            |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
 Stock Option  - Quali|$2.90/sh|N/A  |    | |           |   |04/15|04/14|Common Stock|66,000 |N/A    |66,000      |D  |            |
fied
(Right to Buy) |        |     |    | |           |   |/92  |/02  |            |       |       |            |   |            |
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 Stock Option  - Quali|$2.875/s|N/A  |    | |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |
fied
(Right to Buy) |h       |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option - Non-Qua|$2.00/sh|N/A  |    | |           |   |12/04|09/25|Common Stock|40,218 |N/A    |40,218      |D  |            |
lified
(Right to Buy|        |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
) (h)                 |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) The Reporting Person has transferred a total of 27,054 shares to his wife. Of this 27,054 shares, 22,054 were held by the Reporting Person directly and 5,000 shares were held in joint tenancy with his wife.
(b) Includes 12,950 shares held in joint tenancy with the Reporting Person's wife and 29,059 shares held in an
Individual Retirement Account established for the benefit of the Reporting
Person.
(c) Consists of 22,680 and 33,170 shares subject to forfeiture. The 22,680 shares, issued under the USEG
Restricted Stock bonus Plan, are deemed 'earned out": (i) if he is continuously employed by USEG unitl he reitres; (ii)
if he becomes totally disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurence of (i), (ii) or (iii). The 33,170 shares, issued under the 1996 Stock Award Program vest at the rate of 20%
each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of
USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 55,850 shares. The shares do not come under the control of the Reporting Person until termination. The total number of shares is presently reported; distributions to the Reporting
Person will not be separately reported. The acquisitions of the shares by the Reporting Person from both the Bonus
Plan and the Award Program are exempt under Rule
16-b3.
(d) Consists of shares indirectly held by the Reporting Person as Custodian for his minor child under the Wyoming
Uniform Transfers to Minors
Act.
(e) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer of both USEG and Plateau. The Reporting Person is not a controlling shareholder of
Plateau, and therefore does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(f) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting Person is an officer of USEG and SGMC. The Reporting Person is not a controlling shareholder of SGMC, and therefore does not have a pecuniary interest in the USEG shares held by SGMC, under Rule 16a-1(a)(2)(iii).
(g) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting
Person is an officer of USEG and an officer and director of Crested. The Reporting Person is not a controlling shareholderof Crested, and therefore does not have a pecuniary interest in the USEG shares held by Crested, under rule
16a-1(a)(2)(iii).
(h) Consists of shares held by Svilar, Inc. a private corporation of which the Reporting Person is a major shareholder, officer and
director.
(i) This amendment is being filed to reflect the correct price of the non-qualified stock options which was incorrectly reported on the Form 4 filed on August 18, 1999. As previously reported, this transaction is exempt under Rule
16b-3
Note:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, SGMC and
Crested is not required, however,
Regsitrant has undertaken comprehensive disclosure and reports shares held by Plateau, SGMC and Crested as indirectly owned by the Reporting
Person.
            The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes d, e,
f, g and h
above.
SIGNATURE OF REPORTING PERSON
   /s/   DANIEL P. SVILAR
DATE
    October 13, 1999